13010837

SEC Mail Processing Section

FEB 28 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T. Rowe Price Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Pratt Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. O'Connor — 410-345-6842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SANDRA SERIO REESE NOTARY PUBLIC CARROLL COUNTY, MD

Barbara A. O'Connor

Vice President
Title

Sandra Serio Reese
Notary Public, Carroll County, State of Maryland
My Commission Expires July 15, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012
(For Public Disclosure)

KPMG

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles. KPMG LLP

KPMG LLP

Baltimore, Maryland
February 27, 2013

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	11,229
Receivables		188
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $10,493		3,408
Prepaid expenses		3,770
Other assets		2,133
Total assets	$	20,728

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to parent company	$	5,294
Accounts payable and accrued liabilities		1,687
Total liabilities		6,981
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2
Additional capital in excess of par value		2,577
Retained earnings		11,168
Total stockholder's equity		13,747
Total liabilities and stockholder's equity	$	20,728

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of these financial statements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, Inc., (Investment Services) a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), provides introducing brokerage services on a fully-disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price U.S. mutual funds (Price funds) and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. Price Associates is the sponsor of the T. Rowe Price U.S. mutual funds and is a wholly-owned subsidiary of T. Rowe Price Group Inc. (Price Group), a publicly-traded company.

Basis of preparation
These financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates. Actual results may vary from our estimates.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these money funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. These quoted values are considered Level 1 inputs, that is, quoted prices in active markets for identical securities.

Concentration of credit risk
As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

Leasehold improvements, furniture, and equipment
Leasehold improvements, furniture, and equipment are stated at cost, net of accumulated depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 6.4 years for leasehold improvements, 4.9 years for furniture and other equipment and 2.8 years for computer and communications equipment.

Subsequent events
We evaluated all subsequent events through February 27, 2013, the date these financial statements were available to be issued.

NOTE 1 - NET CAPITAL AND RESERVE REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2012, our statutorily computed net capital of $4,412,000 was in excess of required net capital of $608,000. As described in Note 5, we declared a dividend of $2,000,000 subsequent to December 31, 2012.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services, if necessary, to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. The aggregate indebtedness to net capital ratio was 2.1 to 1 at the end of 2012. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in other assets.

NOTE 2 - RELATED PARTY TRANSACTIONS

Investment Services is a member of the T. Rowe Price group of affiliated companies and has extensive transactions as part of its ordinary course of business with members of the group. We earn revenue from Price Associates to distribute the Price funds and the Alaska and Maryland college savings plans. We also earn administrative revenue from our parent company and affiliates for other administrative services we perform for the Price funds on their behalf. Related party expenses that we recognize include fees charged to us by our affiliates, primarily our parent company, for the use of facilities, technology services, and other administrative services. These costs are allocated among all members of the affiliated group on a consistent basis. Price Associates serves as the paying agent for all subsidiaries, including Investment Services, of Price Group. We periodically settle our intercompany account due to or from Price Associates by cash transfer.

Certain of the Price funds offer Advisor, R, and VIP Class shares that are distributed to investors through third-party financial intermediaries. We recognize the related distribution and servicing fee revenue and incur costs from those third-party financial intermediaries that distribute such shares. Because the costs we incur are limited to the fees earned from the Price funds, we have instructed the Price funds to pay the third-party financial intermediaries directly on our behalf. Accordingly, we have not recorded a receivable from the Price funds nor a payable to the third-party financial intermediaries in our statement of financial condition.

NOTE 3 - STOCK-BASED COMPENSATION

As part of the employee compensation program for its subsidiaries, Price Group awards stock-based incentives in the form of restricted shares and stock options. In general, vesting of these awards is based on the individual continuing to render service to an affiliated company and occurs over a four- to six- year graded schedule for restricted shares and over a five- to six year graded schedule for stock options. The stock options granted are qualified and nonqualified incentives and have a maximum term of ten years.

We recognize the grant-date fair value of these stock-based awards as compensation expense and additional stockholder's equity in the form of contributed capital over the vesting period. The fair value of the restricted shares on grant-date is based on the closing market price of T. Rowe Price Group common stock. The weighted-average fair value per-share of the 4,500 restricted shares granted to our employees in 2012 was $62.39. T. Rowe Price

Group uses the Black-Scholes option-pricing model to estimate the fair value of each option granted to our employees. The estimated fair value of the 12,180 options granted to our employees in 2012 and the related assumptions used in the option-pricing model is as follows:

Weighted average market price of common stock at the date of grant and exercise price of options granted	$ 62.39
Weighted average grant date fair value per option awarded	$ 16.75
Weighted average assumptions used:	
Expected life in years	7.1
Expected volatility	32.1%
Dividend yield	2.1%
Risk-free interest rate	1.3%

The expected life assumptions used by Price Group are based on the vesting period for each option grant and historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as expected lives.

Our future stock-based compensation expense before income taxes to be recognized over the requisite service period of the nonvested restricted shares and options outstanding at December 31, 2012, is $1,293,000. This amount includes future expense related to restricted shares and stock options held by employees who transferred to Investment Services from an affiliated company during the year. Actual expense will vary as additional stock-based awards are made, employees terminate prior to vesting, and employees transfer to or from Investment Services from or to another Price Group affiliate.

NOTE 4 - INCOME TAXES

Our results of operations are included in T. Rowe Price Group's consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. Our U.S. federal income tax liability as well as liability for state combined returns is included in our payable to parent company.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $1,470,000 at December 31, 2012, is included in other assets and arises primarily from temporary differences associated with depreciation of leasehold improvements, furniture and equipment.

There are no uncertain tax positions as of December 31, 2012.

NOTE 5 - CHANGES IN STOCKHOLDER'S EQUITY

The following table presents the changes in stockholder's equity in thousands:

	Common Stock	Additional Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2011	$ 2	$ 2,288	$ 13,564	$ 15,854
Net income			2,604	2,604
Dividend paid to stockholder			(5,000)	(5,000)
Capital contribution arising from T. Rowe Price Group stock based compensation		289		289
Balance at December 31, 2012	$ 2	$ 2,577	$ 11,168	$ 13,747

On February 12, 2013, our board of directors declared an aggregate dividend of $2,000,000 payable on February 28, 2013 to its stockholder of record on February 26, 2013.

NOTE 6 - OTHER DISCLOSURES

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $1,968,000 in 2013, $1,968,000 in 2014, $1,784,000 in 2015, $1,358,000 in 2016, $779,000 in 2017, and $2,206,000 in later years.